EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Third Quarter and First nine months 2013 Results

Netanya, Israel, November 25, 2013 - RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the third quarter and the nine months ended September 30, 2013.

2013 Third quarter Results

Revenues totaled $4.5 million, a 29% decrease when compared with  $6.3 million in the third quarter of 2012.

Gross Profit totaled $0.9 million, a 30% decrease when compared with $1.27 million in the third quarter of 2012.
Operating expenses totaled $1 million, a 40% decrease when compared with $1.6 million in the third quarter of 2012.

Financial Expenses totaled $471,000  a 69% increase when  compared with financial expenses of $279,000 in the third quarter of 2012.

As a result, the Company reported a net loss of $576,000, or $0.06 per share, for the third quarter of 2013 compared to a net loss of $648,000 or $0.07 per share, for the third quarter of 2012.

First nine months 2013 Results

Revenues totaled approximately $15 million in both periods.

Gross profit totaled $2.5 million, a 33% decrease when compared with $3.8 million for the same period in 2012.

Operating expenses  totaled $3.8 million, a 21% decrease when compared with $4.8 million  for the same period in 2012

Financial expenses totaled $1,404,000, a 69% increase when  compared with financial expenses of $829,000 for the same period in 2012.

As a result, the Company reported a net loss of $ 2,675,000 or $0.3 per share for the nine months ended September 30, 2013, compared with a net loss of $1,810,000 or $0.2 per share, for the comparable period in 2012

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “While our revenues for the nine months ended September 30, 2013 is similar to that of 2012, there was a decrease in revenues during the third quarter of 2013 compared to the third quarter of 2012. This decrease is due to delays in deliveries, planned for the third quarter of 2013 in some of our profitable avionics programs, especially for customers in Asia. It caused a shift in the revenues to the fourth quarter and we expect an increase in revenues in the last quarter of 2013. This is the major reason for the reduction in gross margin during the third quarter of 2013. In addition, the reduction in USD/ILS exchange rate is increasing our cost of goods sold when compared to last year. On the other hand, the reduction in R&D spending due to the maturity of our newly introduced products has improved our operational margins. Our financial expenses have significantly increased when compared to the third quarter of 2012 because of the debt we incurred to finance our R&D efforts during the past years. During the third quarter, we delivered inertial navigation and radar systems to various customers and will continue deliveries in the following months.”

   About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands, except per share data

ASSETS	September 30, 2013	December 31, 2012
	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$1,483	$1,164
Restricted cash	1,258	1,311
Trade receivables (net of allowance for doubtful accounts of $ 29 and $ 15 at September 30, 2013 and at December 31, 2012 respectively)	2,995	5,381
Costs and estimated earnings in excess of billings on uncompleted contracts	2,209	1,748
Other accounts receivables and prepaid expenses	1,077	939
Inventories	6,626	7,272

Total current assets	15,648	17,815

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,165	1,160

PROPERTY, PLANT AND EQUIPMENT, NET	2,986	3,324

OTHER ASSET - GOODWILL	587	587

Total assets	20,386	$22,886

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	$1,383	$3,172
Trade payables	2,392	1,948
Convertible note from a shareholder	3,000	3,000
Loans from shareholders, net	5,173	3,968
Other accounts payable and accrued expenses	3,968	3,750

Total current liabilities	15,916	15,838

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	551	519

Total long-term liabilities	551	519

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at September 30, 2013 and December 31, 2012; Issued and outstanding: 8,918,647 at September 30, 2013 and at December 31, 2012 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	536	468
Accumulated deficit	(68,240)	(65,565)

Total RADA shareholders’ equity	3,299	5,906
Noncontrolling interest	620	623

Total equity	3,919	6,529

Total liabilities and equity	$20,386	$22,886

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended Sep 30,		Three months ended SEP 30,		Year ended December 31,
	2013	2012	2013	2012	2012

Revenues	$15,045	$15,018	$4,453	$6,280	$21,551
Cost of revenues	12,523	11,263	3,560	5,006	16,233
Gross profit	2,522	3,755	893	1,274	5,318
Operating expenses:
Research and development	1,082	1,822	266	499	2,423
Marketing and selling	1,290	1,186	305	485	1,664
General and administrative	1,441	1,735	435	664	2,137
Total operating expenses:	3,813	4,743	1,006	1,648	6,224
Operating loss	(1,291)	(988)	(113)	(374)	(1906)
Financial expense, net	1,404	829	471	279	1,149

Consolidated loss	(2,695)	(1,817)	(584)	(653)	(2,055)
Less: Net loss attributable to Non-controlling interest	20	7	7	5	4
Loss attributable to RADA shareholders	$(2,675)	$(1,810)	$(576)	$(648)	$(2,051)

Loss per share:
Basic and diluted loss per share	$(0.3)	$(0.2)	$(0.06)	$(0.07)	$(0.23)
Weighted average number of Ordinary shares used for computing basic and diluted loss per share	8,918,647	8,918,647	8,918,647	8,918,647	8,918,647